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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15



             Certification and Notice of Termination of Registration
                      under Section 12(g) of the Securities
           Exchange Act of 1934 or Suspension of Duty to File Reports
           Under Sections 13 and 15(d) of the Securities Exchange Act
                                     of 1934

                          Commission File No. 001-7859

                               IRT Partners, L.P.
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             (Exact name of registrant as specified in its charter)

                        200 Galleria Parkway, Suite 1400
                             Atlanta, Georgia 33039
                                 (770) 955-4406
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               (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

          Guarantees of the following indebtedness of Equity One, Inc.
               (as successor by merger to IRT Property Company):
                   $75,000,000 of 7.25% Senior Notes due 2007
            $50,000,000 of 7.77% of Fixed Rate Senior Notes due 2006
              $25,000,000 of 7.84 Fixed Rate Senior Notes due 2012
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            (Title of each class of securities covered by this Form)

                                      None
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)     [ ]      Rule 12h-3(b)(1)(ii)     [ ]
        Rule 12g-4(a)(1)(ii)    [ ]      Rule 12h-3(b)(2)(i)      [ ]
        Rule 12g-4(a)(2)(i)     [ ]      Rule 12h-3(b)(2)(ii)     [ ]
        Rule 12g-4(a)(2)(ii)    [ ]      Rule 15d-6               [X]
        Rule 12h-3(b)(1)(i)     [X]

Approximate number of holders of record as of the certification or notice date:
                                       50

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     Pursuant to the requirements of the Securities Exchange Act of 1934, IRT Partners, L.P. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

                                     IRT PARTNERS, L.P.,

                                     By: Equity One, Inc., as general partner



Dated: March 27, 2003                By: /s/ Chaim Katzman
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                                         Chaim Katzman
                                         Chief Executive Officer